Exhibit 4.18


                             DATED 29TH January 2003



                        CORDIANT COMMUNICATIONS GROUP PLC

                                 NIGEL STAPLETON



                              APPOINTMENT AGREEMENT
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                              CONTENTS


                                                                Page

Parties                                                          3

Agreement                                                        3

1.   Definitions and Interpretation                              3

2.   Appointment                                                 3

3.   Duties                                                      3

4.   Powers                                                      4

5.   Fees                                                        4

6.   Expenses                                                    4

7.   Review                                                      4

8.   Confidentiality                                             4

9.   Other Directorships                                         5

10.  Termination                                                 5

11.  Restrictions Following Termination                          6

12.  Disclosure of Interests                                     8

13.  Notices                                                     8

14.  Governing Law and Jurisdiction                              9

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                              APPOINTMENT AGREEMENT

DATE    29TH JANUARY                                                        2003


PARTIES

1. CORDIANT COMMUNICATIONS GROUP PLC (Registered No. 1320869) whose registered office is at 1-5 Midford Place, London W1 5BH ("Cordiant") and

2. NIGEL STAPLETON of Ashley Walls, 76 Ashley Park Avenue, Walton on Thames, Surrey KT121EU ("Mr Stapleton")


1.   Definitions and Interpretation

     1.1 In this Agreement, the following words and expressions shall have the following meanings:-

          Board: the board of directors of Cordiant or any committee of such board duly appointed by it;

          Notice: notice in writing served on Cordiant in accordance with Clause 13.

          1.2   In this Agreement (unless the context requires otherwise):-

          1.2.1 the singular includes a reference to the plural and vice versa;

          1.2.2 any reference to a Clause is to a Clause of this Agreement; and

          1.2.3 the headings contained in this Agreement are for the purposes of convenience only and do not form part of and shall not affect the construction of this Agreement or any part of it.

2.   Appointment

     Mr Stapleton shall be appointed as non-executive Chairman of Cordiant with effect from 1 March 2003. The appointment will continue thereafter unless and until terminated by either party giving the other not less than 12 months' notice in writing expiring at any time or otherwise terminated in accordance with Clause 10. below.

3.   Duties

     3.1 Mr Stapleton shall be subject to the normal legal duties and responsibilities of a director. As non-executive Chairman, Mr Stapleton shall assist the Board to provide Cordiant with sound leadership, as well as ensuring high standards of corporate governance and financial probity and the effectiveness of the management team.

     3.2 Mr Stapleton shall act as a member of the Remuneration and Audit Committees and as Chairman of the Risk Management Committee. The Remuneration Committee generally meets 6 times each year, whilst the Audit and Risk Management Committees generally meet three times each year.

     3.3 Mr Stapleton shall be expected to attend each meeting of the Board and of any committees to which he is appointed, the Annual General Meeting and any Extraordinary General Meetings of Cordiant and certain functions during the year at which many of Cordiant's management will be present.

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     3.4  Mr Stapleton shall be expected to devote such time as is reasonably required to fulfil his duties (as detailed in this Clause 3). The parties anticipate that these duties will require Mr Stapleton's commitment for2 days per week on average.

     3.5 Cordiant shall procure that appropriate office and secretarial facilities are made available to Mr Stapleton to enable him to perform his duties under this Agreement

     3.6 Cordiant shall provide Mr Stapleton with reports on a monthly basis outlining the current performance of Cordiant and he is welcome to request further information about any part of Cordiant or to visit any of Cordiant's operations at any time.

     3.7 During his appointment, Mr Stapleton shall comply with Cordiant's Code of Conduct, which incorporates the UK Listing Authority Model Code for Securities Transactions by Directors of Public Companies.

4.   Powers

     A schedule of the authorities and powers specifically vested in the Board and its various committees, and the authorities that have been delegated to the Chief Executive Officer and his executive colleagues will be sent to Mr Stapleton by the Company Secretary,

5.   Fees


     5.1 In consideration of the performance by Mr Stapleton of his duties as non-executive Chairman of Cordiant, Cordiant shall pay to Mr Stapleton an annual salary of (pound)200,000 (inclusive of any director's fees) in equal monthly instalments in arrears (subject to deduction of tax and national insurance contributions).

     5.2 Mr Stapleton shall not be entitled to participate in any Cordiant share, bonus or pension schemes or other benefit in kind arrangements of Cordiant. Cordiant does, however, currently maintain indemnity insurance for its directors, details of which are available from the Company Secretary.

6.   Expenses

     6.1 Cordiant shall reimburse Mr Stapleton in full for all reasonable out of pocket expenses which he may properly incur in the course of performing his duties as non-executive Chairman in accordance with Cordiant's normal procedures.

     6.2 Mr Stapleton may, with the approval of the Board, be reimbursed for his legal costs in seeking separate independent legal advice about his responsibilities as a director of Cordiant, should circumstances arise in which it becomes necessary for him to do so.

7.   Review

     Mr Stapleton's contribution and effectiveness will be reviewed with him annually on behalf of the Board by the senior non-executive director.

8.   Confidentiality

     8.1 Mr Stapleton shall not (except in the proper performance of his duties hereunder) either during the continuance of his appointment hereunder or at any time after its termination divulge to any person whomsoever and shall use his best endeavours to prevent the publication or disclosure of any trade secret or other confidential information concerning the business, finances, dealings, transactions or affairs of Cordiant or any Cordiant company or of any of their respective customers or clients entrusted to him or arising or coming to his knowledge during the course of his appointment hereunder or otherwise.

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     8.2  Mr Stapleton shall upon termination of his appointment hereunder immediately deliver up to or at the direction of Cordiant all client lists, correspondence and other documents, papers, computer disks and other such records and all property belonging to Cordiant or any Cordiant company which may have been prepared for him or come into his possession in the course of his appointment hereunder and he shall not retain any copies thereof.

9.   Other Directorships

     9.1 Mr Stapleton shall not during the continuance of his appointment hereunder without the prior written consent of the Board (such consent not to be unreasonably withheld) hold any directorship other than in connection with the performance of his duties hereunder.

     9.2 For the avoidance of doubt, the above Clause 9.1 shall not apply to directorships held by Mr Stapleton as at the date of this Agreement as listed in Appendix I.

10.  Termination

     10.1 The appointment will at all times be terminable by either party giving notice to the other in accordance with Clause 2 above provided that Cordiant may at its sole discretion elect to terminate the contract immediately in consideration of the payment by Cordiant to Mr Stapleton within seven days of the date of termination of a sum amounting to such proportion of the basic salary payable hereunder for the period of notice (or part thereof) which would otherwise have been served in accordance with the provisions of this sub-paragraph subject to the deduction of tax and national insurance;

     10.2 The appointment shall terminate automatically upon Mr Stapleton vacating office under the Articles of Association of Cordiant or upon Mr Stapleton not being re-elected as a director when submitted for re-election

     10.3 This Agreement shall be subject to termination:-

          10.3.1 by Cordiant by summary notice in writing and without payment of any kind in lieu of notice or otherwise:-

                    10.3.1.1 if Mr Stapleton shall become of unsound mind or be or become a patient for the purpose of any statute relating to mental health;

                    10.3.1.2 if Mr Stapleton shall at any time be prevented by illness or accident from performing his duties for a period of 6 consecutive months or if he shall be absent from his duties by reason of illness or accident for more than 180 working days in any consecutive twelve months except where such incapacity arises out of the performance of his duties hereunder;

                    10.3.1.3 if Mr Stapleton shall have committed any serious breach or repeated or continued (after warning) any material breach of his obligations hereunder or shall have committed any act tending to bring himself or Cordiant any Cordiant company into disrepute or shall have been declared bankrupt or compounded with his creditors generally;

                    10.3.1.4 if Mr Stapleton shall be or become prohibited by law from being a director of a company;

                    10.3.1.5 if for any reason Mr Stapleton shall otherwise than at the request of the Cordiant resign as a director of Cordiant;

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     10.4 The termination by Cordiant of this Agreement shall be without prejudice to any claims which Cordiant may have for damages arising from any breach thereof by Mr Stapleton giving rise to such termination.

     10.5 In the event that this Agreement is terminated by Cordiant without giving due notice or making payment in lieu with the result that Mr Stapleton makes any claim for damages for breach of contract then Cordiant may (at its option and without such action being taken as any admission of liability on the part of Cordiant) elect to make monthly payments on account of damages to Mr Stapleton and PROVIDED THAT such payments are made and Mr Stapleton is not in a worse financial position on such monthly basis than if his appointment hereunder had not been terminated then Mr Stapleton may not institute or prosecute any proceedings for damages for breach of contract against Cordiant.

     10.6 If a disciplinary matter arises involving Mr Stapleton, he may be suspended on such terms and conditions as the Board may reasonably determine provided that his salary shall not be reduced or withheld.

11.  Restrictions following Termination

     11.1 Mr Stapleton acknowledges that the goodwill of Cordiant lies primarily in its dealings and relationships with the clients by which it is retained and for which it works and without prejudice to the generality of the foregoing in particular in the relationships established between its clients and its employees. Mr Stapleton further acknowledges that the relationship between Cordiant and its clients is one of absolute confidence and trust which Mr Stapleton agrees to respect since Mr Stapleton is likely to obtain in the course of his appointment hereunder confidential information relating to clients of Cordiant or any Cordiant company including (but without limitation) corporate and business plans, projections, financial details and projections, information relating to products or services and planned projects or services, marketing and advertising plans and in addition information regarding the servicing of clients' needs and the supply by Cordiant of services to them including (but without limitation) details regarding fee levels and commission charges and structures. Cordiant expects Mr Stapleton to use good business judgement, high ethical standards and common honesty in all his business dealings with Cordiant and any Cordiant company and with any client of Cordiant or any Cordiant company at all times during the course of his appointment hereunder and following the termination (howsoever arising) of such appointment. Mr Stapleton agrees that he will not at any time after the termination of his appointment hereunder (howsoever arising) either personally or by his agent or otherwise directly or indirectly:-

          11.1.1 represent himself as being in any way connected with or interested in the business of Cordiant or any Cordiant company;

          11.1.2 use or communicate or divulge or discuss with any person, firm or company any confidential information (as set out above) relating to the affairs or business of Cordiant or any Cordiant company or any of their respective clients prepared, compiled or generated by him or coming into his possession or made available to him in the course of or as a consequence of his appointment hereunder except to the extent that such information is properly already within the public domain save as a result of a breach by Mr Stapleton of the terms of this Agreement;

          11.1.3 communicate to any person, concern, undertaking, firm or body corporate anything which is intended to or which will or may damage the reputation or good standing of Cordiant or any Cordiant company.

     11.2 Mr Stapleton further agrees that he will not (in each case whether directly or indirectly and whether for his own account or in partnership with another or others either as principal or as servant, agent, consultant or officer of another):-

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          11.2.1    during the period of twelve calendar months following the
                    termination of his appointment hereunder (howsoever caused) deal with, seek employment or engagement with, be employed or engaged by or engage in business with or be in any way interested in or connected with any business which competes with any business carried on by Cordiant or any Cordiant company as at the date of termination of this Agreement in which Mr Stapleton was involved on behalf of Cordiant at any time within the 12 months immediately preceding the date of termination of this Agreement or, where Mr Stapleton is required not to perform duties pursuant to Clause 3.2, at any time in the 12 months preceding the date when he is notified of that requirement;

          11.2.2 during the period of twelve calendar months following the termination of his appointment hereunder (howsoever caused):-

                    11.2.2.1  seek employment with;

                    11.2.2.2  be employed or engaged by;

                    11.2.2.3  represent;

                    11.2.2.4 deal with in an advisory or service supplying capacity;

                    11.2.2.5 supply services the same as or similar to those supplied by Cordiant or any Cordiant Company to;

                    11.2.2.6 engage in or undertake any advertising or related business for any Client (as defined below) with whom he has had personal dealings or on or for whose account or business he has worked or had responsibility during the period of twelve months prior to the termination of this Agreement (or where he is not required to perform duties pursuant to Clause 3.2, at any time in the 12 months preceding the date when he is notified of that requirement) in relation to a product or service which is the same as or similar to a project or service of the Client with or for which Mr Stapleton has had such dealings or responsibility during such period;

          11.2.3 during the period of twelve calendar months following the termination of his appointment hereunder (howsoever caused) canvass, solicit, interfere with or in any other way endeavour to win or attract away from Cordiant or any Cordiant Company all or part of the business of any Client (as defined below) for the purposes of providing to that Client services which are the same or similar to those which he has been involved in providing to that Client at any time in the 12 months preceding the termination of this Agreement or where he is not required to perform duties pursuant to Clause 3.2, at any time in the 12 months preceding the date when he is notified of that requirement;

                    For the purposes of this Clause 13 the word "Client" shall mean any person, firm or company who is or was a customer or client of or by or for whom Cordiant or any Cordiant Company is or was retained or engaged or carries or carried out any work or for all or part of whose business Cordiant or any Cordiant Company made a presentation (or other similar offering of services) in each case at any time within the period of twelve calendar months prior to the termination of Mr Stapleton's appointment hereunder;

          11.2.4 during the period of twelve calendar months following the termination aforesaid either on his own account or for any other person, firm or company solicit the services of or endeavour to entice away from Cordiant or any Cordiant company any director, or senior or managerial employee or consultant who is employed or engaged by Cordiant or any Cordiant company who is known personally to him (whether or not such person would

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                    commit any breach of his contract of employment or
                    engagement by reason of leaving the service of such company) nor shall Mr Stapleton knowingly employ or aid or assist in or procure the employment of any other person, firm or company of any such person;

          11.2.5 during the period of twelve calendar months following the termination aforesaid interfere or seek to interfere with contractual or other trade relations between Cordiant or any Cordiant company and any of its or their suppliers.

     11.3 While the restrictions aforesaid are considered by the parties to be reasonable in all the circumstances it is agreed that if any of such restriction shall taken alone or together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of Cordiant or any Cordiant company but would be adjudged reasonable if part of the wording thereof were deleted the said restrictions shall apply with such words deleted.

     11.4 Mr Stapleton hereby agrees that he will at the request and cost of Cordiant enter into a direct agreement or undertaking with any Cordiant company whereby he will accept restrictions and provisions corresponding to the restrictions and provisions herein contained (or such of them as may be appropriate in the circumstances) in relation to such services and such area and for such period as such company or companies may reasonably require for the protection of its or their legitimate interests.

     11.5 Mr Stapleton agrees that having regard to the facts and matters aforesaid the restrictive covenants herein contained are reasonable and necessary for the protection of the legitimate interests of Cordiant and the Cordiant companies and Mr Stapleton agrees that having regard to those circumstances those covenants do not work harshly on him.

     11.6 The restrictions contained in each sub-clause of Clause 11.2 shall be construed as separate and individual restrictions and shall each be capable of being severed without prejudice to the other restrictions or to the remaining provisions.

     11.7 Mr Stapleton shall not knowingly at any time make any untrue statement in relation to Cordiant or any Cordiant company and in particular shall not after the termination of his appointment hereunder wrongfully represent himself as being employed by or connected with Cordiant or any Cordiant company.

12.  Disclosure of Interests

     Mr Stapleton shall notify the Company Secretary of those of his interests and the interests of his family of which he and Cordiant need to be aware in order to avoid any conflict of interests and in order to comply with statutory requirements. Any questions regarding this disclosure should be directed to the Company Secretary.

13.  Notices

     13.1 Any notice to be served in connection with this Agreement and any notice or other correspondence under or in connection with this Agreement shall be delivered (by hand, by registered mail or by facsimile), in the case of Cordiant, to its registered office for the time being, and in Mr Stapleton's case, to the address given in this Agreement (or as otherwise notified by Mr Stapleton in writing to Cordiant from time to time).

     13.2 Any such notice shall be deemed to have been served, in the case of delivery by hand, on the first business day following delivery, in the case of service by mail, on the third business day after the day on which it was posted or in the case of facsimile transmission, on the day it is transmitted provided that if that day is not a business day, on the first business day following transmission of the notice.

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     13.3 In this Clause, "business day" means any day other than Saturday,
          Sunday or any other day which is a public holiday in the place or to which the notice or correspondence is left or despatched.

14.  Governing law and jurisdiction

     This Agreement shall be governed by and construed in accordance with the laws of England.

     The Parties submit to the exclusive jurisdiction of the English Courts as regards any claim, dispute or matter arising out of or relating to this Agreement.



Executed as a Deed by                       )
CORDIANT COMMUNICATIONS GROUP PLC           )
Acting by Charles Scott                     ) /s/ Charles Scott
And Denise Williams                         ) /s/ Denise Williams



Signed as a Deed by                         )
NIGEL STAPLETON                             ) /s/ Nigel Stapleton
In the presence of:                         )
[illegible]
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                                   APPENDIX I



List of Directorships

London Stock Exchange plc

Uniq plc

Reliance Security Group plc

Ashley Walls Investment Limited

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30 May 2003

                                                                        CORDIANT

Mr Nigel Stapleton
Ashley Walls
76 Ashley Park Avenue
Walton on Thames
Surrey
KTI2 1EU


Dear Nigel,

Your Appointment Agreement with Cordiant Communications Group Plc (the
"Company")

We are writing to confirm the amendments to the terms of your appointment agreement with Cordiant Communications Group Plc that we have discussed. The economic effect of the changes will be backdated so as to take effect from 1 March 2003. They amend your Appointment Agreement dated 29 January 2003 (the "Appointment Agreement") and are as follows:

1. If you are required to carry out your duties under your Appointment Agreement in excess of 2 days per week on average during any month then you will be entitled to be paid at a daily rate of (pound)2,000 (subject to deductions of tax and national insurance contributions) for each additional day that you carry out duties for the Company during that period.

2. The payments due to you under paragraph 1 above may, at your discretion, be paid into a personal pension scheme nominated in writing by you to the Company Secretary (subject to applicable Inland Revenue and statutory limits).

3. Any sums due to you under paragraph 1 above will be paid to you, or at your discretion to the pension scheme you have nominated under paragraph 2, no later than the penultimate working day of the month immediately following the month to which the payment relates provided that the number of additional days worked by you during the period has been agreed in writing between you and the Company and if not then as soon as possible after such agreement is reached.

4. Any sums due to you under paragraph 1 above that relate to the period from 1 March 2003 to 31 May 2003 Will be paid to you within five working days of the date of this Agreement provided that the number of additional days worked by you during the period has been agreed in writing between you and the Company and if not then as soon as possible after such agreement is reached.

We would be grateful if you could sign the enclosed copy of this letter and return it to the Company Secretary at the address shown above indicating your agreement to be bound by the terms of the Appointment Agreement as amended by the terms of this letter. For the avoidance of doubt you agree that where this letter contradicts the terms of the Appointment Agreement the terms of this letter shall prevail and that otherwise the Appointment Agreement remains in full force and effect.
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AS WITNESS this supplemental agreement has been signed by the parties hereto the day and year first before written.

Executed for and on behalf of                      ) /s/ Denise Williams
Cordiant Communications Group plc                  ) /s/ Andrew Boland
acting by Denise Williams                          )
And Andrew Boland                                  )


Signed as a Deed by                          )
NIGEL STAPLETON                              ) /s/ Nigel Stapleton
In the presence of:                          ) /s/ Rebecca Taylor
Rebecca Taylor

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